-----------------------------
                                                   OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:         3235-0058
                                                   Expires:        June 30, 1991
                                                   Average estimated burden
                                                   hours per response ..... 2.50
                                                   -----------------------------
                                                   -----------------------------
                                                   SEC FILE NUMBER  0-20897
                                                   -----------------------------
                                                   CUSIP NUMBER   694935 10 7
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended: December 31, 1998

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

     For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
                        PacificAmerica Money Center, Inc.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Former Name if Applicable
                                       n/a

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
21031 Ventura Boulevard, Woodland Hills, California 91364

--------------------------------------------------------------------------------
City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   | (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X]|      filed on or before the fifteenth calendar day following the prescribed
   |      due date; or the subject quarterly report or transition report on Form
   |      10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.


PART III--NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, by August 16, 1999, because it has been unable to complete its financial statements for the quarter ended June 30, 1999, and this inability could not be eliminated by the Registrant without unreasonable effort and expense.

     The Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 is expected to be filed no later than August 23, 1999.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard B. Fremed                              (818)        598-8250
     ---------------------------------------------------------------------------
           (Name)                                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

     The Registrant anticipates a significant change in results of operations from the corresponding period for the last fiscal year, due to a decrease in business volume and a decrease in gain on sale income. As a result of these and other changes, the Registrant anticipates that it will report a net loss for the quarter and six months ended June 30, 1999, compared to net income for the quarter and six months ended June 30, 1998.

     The Company cannot quantify the change in results of operations due to the review of the valuation of the interest-only strips receivable currently pending.
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PacificAmerica Money Center, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 16, 1999               /s/  Joel R. Schultz
                                   --------------------------------------------
                                   Joel R. Schultz, Chairman, CEO and President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.